Filed by: Trigon Healthcare, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-6
                                    of the Securities and Exchange Act of 1934

                                      Subject Company: Trigon Healthcare, Inc.
      Commission File Number for the Related Registration Statement: 001-12617

The following newsletter was first posted on Trigon's intranet system on July 19, 2002:


THE TRANSITION UPDATE
NO. 10, JULY 19, 2002

In This Issue:

o     SCC holds public hearing on proposed merger
o     Transition team updates
o     Benefit transition planning update
o     Questions and answers
o     Give us your feedback

SCC HOLDS PUBLIC HEARING ON PROPOSED MERGER

The Virginia State Corporation Commission (SCC) conducted its public hearing on Trigon's proposed merger with Anthem Blue Cross and Blue Shield last week in Richmond.

The two companies and the Bureau of Insurance (BOI) presented testimony. They were joined before the SCC by the Attorney General's office. In addition, a number of public witnesses spoke before the commission.

While some concerns were expressed, most of the public witnesses spoke favorably about both Anthem and Trigon and their proposed partnership. The comments of several of these witnesses may be of particular interest to employees.

Paul Kitchen, executive vice president of the Medical Society of Virginia, noted that in meetings with the CEOs of both companies, Anthem and Trigon have committed to continued local control of the company after the merger. "Trigon has set a high standard for all insurers" in their collaboration with physicians, he added.

Likewise, Lawrence Blanchard, M.D., former president of both the Richmond Academy of Medicine and the Medical Society of Virginia, testified that Trigon enjoys a "significant level of trust in the physician community. They show a willingness to meet with physicians and work out problems in a sense of true collaboration." He added that he expects that the merged company will also engage in good faith dealings with physicians. Finally, he suggested that if any conditions were placed on the merged company, they should also be imposed on all insurers.

The SCC also heard from Alan London, M.D., of the Cleveland Clinic Foundation in Ohio. Dr. London works with insurers on behalf of the clinic's 1,200 doctors and 11 hospitals. Anthem, he said, "stands out for its legitimate interest in quality" and its "highly trained local executives" who manage the Anthem plans in each state. According to Dr. London, the Cleveland Clinic contracts with about 150 insurers, and Anthem ranks at the top in terms of integrity, management talent and organization, willingness to listen and creativity and innovation.

Other witnesses praised the companies' community and industry involvement.

Sherrie Brach, president of United Way Services of Greater Richmond, addressed both Anthem's and Trigon's strong contributions to their communities. "United Way values the `commitment to community' made by both organizations and anticipates that this would increase and be enhanced as the two organizations come together," she said. "Both of these organizations and their employees have a proven track record in improving quality of life in their local communities."

Mark Cruise, executive director of the Virginia Association of Free Clinics, echoed Ms. Brach's remarks. "Trigon's investment in Free Clinics has helped make Virginia a leader in the Free Clinic movement nationwide," he said, adding, "we have the most free medical clinics of any state." He noted that Anthem and Trigon officials had met with him since the merger announcement, and "we believe that we can count on Anthem Southeast to continue the proud tradition of supporting Free Clinics that Trigon has fostered these last 10 years."

Nancy Chockley, president of the National Institute for Health Care Management (NIHCM) Foundation, spoke about both companies' participation in efforts to improve the health care system. "The support that Tom Snead and Larry Glasscock provide NIHCM reflects their personal and professional commitment to continuous improvement and to the importance of making the right decisions based on evidence and information," she told the hearing. "I believe that attitude and ethic will continue to serve the health care consumers of Virginia well as these two outstanding companies combine to serve the Commonwealth."

Two brokers also addressed the SCC. Will Donahoe, vice president of M.T. Donahoe and Associates Inc. in Maryland, works with a number of insurers in the Greater Washington area. He knew Larry Glasscock during his tenure at CareFirst, and he told the hearing, "His leadership set the tone for his staff to follow. He was in touch, approachable, reasonable and very capable." As for Trigon, Donahoe said, "My experience with Trigon has been the best of any carrier with which I have worked, without exception. Trigon's accomplishments over the past few years are truly nothing short of exceptional." He continued, "I would like the record to show that Tom Snead and Larry Glasscock have my trust, and I believe they are doing the right thing. They have my total support for the planned merger."

The SCC also heard from Susan Rash, vice president of BB&T Benefit Consultants of Virginia, who works with groups employing 2 to 1,000 people. "It is my belief that the merger will strengthen the combined company's position as a competitor in the health benefits industry and, more importantly, will help deliver the highest value to my clients and customers," she said. Ms. Rash is also an officer in the National Association of Health Underwriters, and she noted that her colleagues in other states where Anthem does business have "very positive comments to make about Anthem." Wherever the company operates, she added, it is "well respected and trusted by the agent/broker community."

Two former members of Trigon's board of directors also spoke as public witnesses. Both were nominated to the board by the Commonwealth of Virginia at the time of Trigon's conversion. Former state Sen. Hunter Andrews noted Trigon's attention to provider relations while he was a board member and went on to say, "This is a company that has built and maintained shareholder value and customer loyalty through its commitment to deliver the quality products and services Virginians value. Everything I've heard about Anthem clearly demonstrates that it is the same type of well-run company that looks after its policyholders equally well."

Hugh Stallard, retired president and CEO of BellAtlantic (now Verizon), also discussed his tenure as a Trigon director. "As a representative of the interests of the citizens of the Commonwealth on the Trigon board, I found the company's focus to be squarely on its customers," he said. And, he added, "as much as Trigon emphasizes doing the right thing for the customer, the company also focuses on doing the right thing financially. Trigon has long recognized the importance of ensuring the reliability and accuracy of the company's financial statements and results. I was consistently impressed with the integrity of the company's financial processes and performance."

During the formal portion of the hearing, Anthem President and CEO Larry Glasscock testified that Anthem's operating model emphasizes the local nature of health care. For this reason, he said, the people who sell, service and make health care decisions will remain here in Virginia. Specifically, he said, the following services remain under local control in the Anthem organization: claims, customer service, actuarial, underwriting, marketing, quality management, community relations, distribution management, sales, provider services, medical management and network development.

In opening remarks, the BOI noted that "the cooperation from Anthem and Trigon has been as good as any I've seen." The BOI also testified that the proposed Anthem-Trigon merger meets the six criteria set out in Virginia law. The BOI noted that regulators in other states where Anthem does business have found the company to be a "good corporate citizen" that works well with regulators. In addition, the Bureau reviewed the Richmond Academy of Medicine report on the proposed merger and determined there is no cause for concern. The BOI also said it believes it would be inappropriate for conditions to be put on the merged company that are not imposed on other carriers.

A decision from the State Corporation Commission is pending.

TRANSITION TEAM UPDATES

MAINFRAME PRINTING TO MOVE TO STATE-OF-THE-ART FACILITY IN CINCINNATI Following the proposed merger of Trigon and Anthem, our companies will serve more than 10 million customers. This volume provides great opportunity for significant cost savings in the printed material we send to our customers.

Print/Mail Transition Team members from Trigon and Anthem have carefully considered how to best achieve savings in the area of high-volume printing.

The following decisions, approved by the Executive Steering Committee, will begin to be implemented following completion of the merger:

Mainframe printing of such things as explanation of benefits (EOBs), remittances, letters and bills, will transfer to Anthem's Cincinnati location by the first quarter of 2003. Michael Kushner, Trigon's vice president of fulfillment services, said the state-of-the-art facility can readily accommodate the added volume Trigon's 2.2 million members will generate. "The added volume out of a single location also will result in significant postage savings, because we will be able to sort a higher volume of mail more precisely, resulting in a greater discount on postage," Kushner explained.

According to Anthem's Dave Wess, executive director of national print and mailing services, the $3 million, 8,000-square-foot printing and mailing facility in Cincinnati was carefully designed to provide flexible, customizable, high-volume printing. The facility, which operates 24 hours a day, seven days a week, prints 200 million impressions and mails more than 50 million pieces to Anthem stakeholders annually.

The Executive Steering Committee also approved the decision to replace Trigon's staffed copy centers with outsourcing and upgraded floor copiers by April 15, 2003. Between now and then, ASD Transition Team members will develop a list of vendors for print and copy jobs that require outsourcing. Copy machines in key locations throughout the company also will be upgraded for in-house copying.

System output work will remain in Richmond and all internal report printing will remain in Richmond. Print-on-demand services, such as benefit booklets, will remain in Richmond as well. Mike Patterson, Trigon print services manager, will lead both areas.

All Virginia mailroom functions will be centrally managed in Richmond. LaVonne Tuck, Trigon document processing manager, will lead the mailroom department.

"These are all very positive initiatives for the enterprise," said Jerry Barnes, Trigon's vice president of administrative services. "I'm grateful to everyone on the transition team for their good work and suggestions, and I'm equally grateful to everyone in this area for their diligence in delivering the millions of pages of printed documents each month to those who need them."

We are telling employees of decisions as soon as they are made by the Transition Teams and Executive Steering Committee to give people as much advance notice as possible. However, we very much want affected employees to remain with Trigon through the transition, as their continued contributions will be instrumental in the successful consolidation of these functions.

Trigon and Anthem are committed to help affected employees in every way possible during the transition period. Eligible full-time employees will be offered separation pay and job search assistance in accordance with the terms of the applicable plans. In addition, we will give preferred consideration to qualified employees when filling positions elsewhere in the company.

The Transition Update will keep you posted on this process.


BENEFIT TRANSITION PLANNING UPDATE

Employee benefits are of great interest during this time of transition planning, and we appreciate all the questions we've received related to benefits. Your questions are welcome, as every phase of our benefits program will be reviewed during the transition process. We may not be able to provide a detailed response, but your questions will help us to be aware of your concerns and suggestions.

Here is the status of benefits transition planning:

EMPLOYEE STOCK PURCHASE PLAN: As described in the July 9 Transition Update No. 9, employee contributions to the Trigon ESPP ended after July 15. Information about the Anthem ESPP has been distributed.

FLEXIBLE BENEFITS PROGRAM: Trigon employees will remain on "the Trigon" benefit plan for 2003, following the merger. Each year Trigon evaluates its employee benefits program before rolling it out in the fall, and that process is under way now. As in the past, any benefit changes to the Trigon program will be announced in the fall, and the open enrollment will be conducted in October and November. In 2004, all Anthem employees, including Trigon employees, will have common benefits. Decisions will be made about the common benefit plan in 2003.

RETIREE HEALTH CARE: Trigon's retiree health care plan will continue through 2003 for those individuals grandfathered for this benefit. In 2003, decisions will be made regarding retiree health care for 2004.

401(K) THRIFT PLAN: Trigon's 401(k) Thrift Plan will continue through 2003. On the merger close date, the 401(k) Thrift Plan's Trigon Stock Fund will become the Anthem Stock Fund. The fund holds shares of Trigon stock that will convert to Anthem stock at the rate of 1.062 shares of Anthem for each Trigon share. In addition, the fund will receive $30 in cash for each Trigon share. The cash will be reinvested in Anthem stock and remain in the Plan's Anthem Stock Fund. In 2003, decisions will be made regarding the 401(k) plan for 2004.

PENSION PLAN: Trigon's pension plan will continue through 2003, including the account balance reset feature that occurs for grandfathered employees on Oct. 1, 2003. Click here for a description of the grandfather provision:


http://atwork/corpcomm/content/top_stories/stories/april/information_for_retire-
ment.htm


In 2003, decisions will be made regarding pension benefits for 2004.

QUESTIONS & ANSWERS
An important function of The Transition Update is to answer questions submitted from people at Trigon and Anthem. We anticipate getting a wide variety of questions, some that apply to Trigon only, some that are geared toward Anthem and others that apply to both. Therefore, the Questions & Answers section of The Transition Update will reflect those questions that are relevant to the given audience.

Q. I HAVE READ THAT TRIGON'S EMPLOYEE STOCK PURCHASE PLAN TERMINATES ON THE MERGER CLOSE DATE. IT IS MY UNDERSTANDING THAT THE MONEY THAT IS TAKEN FROM THE PAYCHECK FOR THIS PLAN ACTUALLY SITS IN SOME KIND OF ESCROW ACCOUNT UNTIL THE END OF THE QUARTER WHEN THE PRICE IS DETERMINED AND THE STOCKS ARE BOUGHT. WHAT WILL HAPPEN TO THIS MONEY WHEN THE MERGER GOES THROUGH?
A. Employee Stock Purchase Plan (ESPP) payroll deductions for the period April 1 through June 30 purchased shares of Trigon stock on June 30. These shares are now in ESPP participants' accounts. ESPP payroll deductions for the July 1-15 pay period purchased Trigon stock on July 15. Therefore, all ESPP contributions will be invested in Trigon stock before the merger close, and will convert to Anthem stock as of the merger close date in accordance with the merger agreement.

Q. CAN YOU EXPLAIN HOW THE STOCK WILL BE CONVERTED FROM TRIGON TO ANTHEM? WILL WE GET A CHECK FOR $30 FOR EACH SHARE OR WILL THAT $30 FOR EACH SHARE BE CONVERTED TO PURCHASING MORE ANTHEM STOCK?
A. ESPP participants will receive $30 in cash for each share of Trigon stock they own on the merger date, plus 1.062 shares of Anthem stock for each their Trigon shares. Further details on the payment process will be provided in the near future.

Q. ONCE THE MERGER IS COMPLETE AND WE BECOME ANTHEM, WILL WE BE ABLE TO PURCHASE STOCK THROUGH PAYROLL WITH THE 15 PERCENT DISCOUNT? IF AN EMPLOYEE SELLS SHARES FROM HIS TRIGON ESPP ACCOUNT, HE CANNOT MAKE PURCHASE CONTRIBUTIONS FOR THE NEXT SIX MONTHS. IF I SELL TRIGON SHARES, WILL THIS TRIGGER ANY RESTRICTIONS ON MY ABILITY TO PARTICIPATE IN ANTHEM'S PROGRAM? WILL I BE ABLE TO PURCHASE ANTHEM STOCK OR WILL WE BE ABLE TO PURCHASE STOCK IMMEDIATELY?
A. Anthem ESPP participants purchase shares of Anthem stock at 15 percent less than the closing price of Anthem stock on the first day of the offering period or the closing price of Anthem stock on the last day of the offering period, whichever is lower.

   In the Trigon ESPP, if you sold or certificated ESPP shares, or stopped making ESPP contributions, you were not eligible to participate in the plan for the next six months. Anthem's ESPP does not impose this restriction, so any of these transactions in either the Trigon or Anthem plans will not prevent you from participating in the Anthem ESPP.

Q. I CURRENTLY HAVE TRIGON STOCK AS PART OF MY THRIFT PLAN.  WHEN THE
   MERGER CLOSES AND THE STOCK IS CONVERTED TO ANTHEM STOCK PLUS $30/SHARE, WHERE DOES THE CASH GO?
A. On the merger close date, the 401(k) Thrift Plan's Trigon Stock Fund will become the Anthem Stock Fund. The fund holds shares of Trigon stock that will convert to Anthem stock at the rate of 1.062 shares of Anthem for each Trigon share. In addition, the Fund will receive $30 in cash for each Trigon share. The cash will be reinvested in Anthem stock and remain in the Plan's Anthem Stock Fund, as will the shares of Trigon converted to Anthem stock.

Q. WHAT HAPPENS TO YOUR 401(K) LOAN IF YOU ARE "LET GO" BECAUSE OF THE
   MERGER? DOES THE LOAN BECOME DUE?
A. 401(k) Thrift Plan loans become due when your Trigon employment ends for any reason. You can pay off the loan in full by the end of the calendar quarter after the quarter in which your Trigon employment ends. If you do not pay off the loan, the outstanding loan balance is deemed to be distributed to you and is taxable unless the cash equivalent is rolled over to an IRA or another employer's qualified plan.

Q. IF YOU ARE IN THE 401(K) AND YOU ARE NOT YET FULLY VESTED HOW WILL THE PROPOSED MERGER AFFECT YOUR 401(K)?
A. Participants in Trigon's 401(k) Thrift Plan become 100 percent vested after three years of service. The plan also provides for 100 percent vesting if your job is eliminated and you are unable to find another position in the company within 90 days after your termination date. The Trigon plan will continue through 2003. In 2003, decisions will be made regarding the 401(k) plan for 2004.

Q. FOR THOSE OF US WHO HAD FEWER THAN 10 YEARS OF TRIGON SERVICE WHEN THE COMPANY MOVED TO A DEFINED CONTRIBUTION PLAN, THERE IS A GRANDFATHER PERIOD FOR RETIRING UNDER THE OLD DEFINED BENEFIT PLAN. WILL THIS ARRANGEMENT BE AFFECTED BY THE CHANGE? AND WHAT IS THE CUTOFF DATE FOR RETIRING UNDER THE OLD PLAN?
A. Trigon's pension plan will continue through 2003, following the merger, including the account balance reset feature that occurs for grandfathered employees on October 1, 2003. Click here for a description of the grandfather provision:


http://atwork/corpcomm/content/top_stories/stories/april/information_for_retire-
ment.htm



   In 2003, decisions will be made regarding pension benefits for 2004.

Q. REGARDING RETIREMENT BENEFITS - A RECENT TRANSITION UPDATE STATED THAT RETIREMENT BENEFITS WOULD STAY THE SAME THROUGH 2003. ONE QUESTION: WILL WE GET AMPLE NOTIFICATION OF ANY CHANGES TO THE RETIREMENT PLAN (MONEY AND HEALTH CARE) BEFORE THE END OF 2003?

A. In 2003, decisions will be made regarding pension benefits for 2004. Employees will receive advance notification of any changes to the retirement plan prior to their effective date.

Q. IS THERE A POSSIBILITY THAT EARLY BUYOUTS (EARLY RETIREMENT) WILL BE OFFERED TO EMPLOYEES WHO HAVE WORKED FOR TRIGON FOR A LONG PERIOD OF TIME? IT SEEMS IF YOU OFFER RETIREMENT TO PEOPLE 55 AND OLDER IT WOULD CREATE OPENINGS FOR THOSE EMPLOYEES WHO MAY BE DISPLACED BY THE TRANSITION.
A. There are no plans at this time to offer an early retirement incentive.

Q. I READ IN A RECENT TRANSITION UPDATE THAT "ELIGIBLE FULL-TIME EMPLOYEES WILL BE OFFERED SEPARATION PAY AND JOB SEARCH ASSISTANCE IN KEEPING WITH THE TERMS OF THE APPLICABLE PLANS." WHAT IS AN "ELIGIBLE EMPLOYEE"?
A. Please refer to Trigon's Severance Plan for information on the eligibility requirements to receive benefits from the plan. Click here to access the plan on Trigon@work:


http://atwork/hr/content/policies/b3summaryplandescriptions/b350severance-
plan.pdf


Q. WILL WE CONTINUE TO HAVE THE HEALTHY RETURNS PROGRAM?
A. Yes, the Healthy Returns program will continue for 2003. Call (804) 780-0078 in Richmond or 1-800-386-6213 outside the Richmond area. Appointments will be taken from 9 a.m. to 4 p.m. through Aug. 9. Be sure to call early to get the time and location most convenient for you. Please note: Virginia Beach employees should sign up for screenings by calling Linda Holland at (757) 463-4600 x5040.

What would you like to know about the transition? Click here if you have questions.


GIVE US YOUR FEEDBACK

The Transition Update is a regular online newsletter for all Trigon employees and Anthem associates designed to keep you informed during the transition.

If you have a story idea or question, contact Beth Laws via e-mail, phone (804) 678-0708 or mail drop 46D.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

This newsletter contains certain forward-looking information about Anthem, Inc. ("Anthem"), Trigon Healthcare, Inc. ("Trigon") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and Trigon, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission ("SEC") made by Anthem and Trigon; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's acquisition of Trigon, to achieve expected synergies and operating efficiencies in the Trigon acquisition and to successfully integrate our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transactions and the value of the transaction consideration; and general economic downturns. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor Trigon undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You are also urged to carefully review and consider the various disclosures in Anthem's and Trigon's various SEC filings, including but not limited to the registration statement on Form S-4, including the joint proxy statement/prospectus constituting a part thereof, filed by Anthem on June 7, 2002 and first mailed to Anthem and Trigon shareholders on or about June 12, 2002, Anthem's and Trigon's Annual Reports on Form 10-K for the year ended December 31, 2001, and Anthem's and Trigon's Quarterly Reports on Form 10-Q for the quarterly period ended
March 31, 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This newsletter may be deemed to be solicitation material in respect of Anthem's proposed merger with Trigon. On June 7, 2002, Anthem filed a registration statement on Form S-4, including a joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with the proposed merger. The joint proxy statement/prospectus was first mailed to Anthem and Trigon shareholders on or about June 12, 2002. INVESTORS AND SECURITY HOLDERS OF ANTHEM AND TRIGON ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders of Anthem and Trigon may obtain the registration statement, including the joint proxy statement/prospectus constituting a part thereof, and any other documents filed by Anthem or Trigon with the SEC for free at the SEC's web site, www.sec.gov, and Anthem shareholders may obtain such documents for free from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204 and Trigon shareholders may obtain such documents for free from Trigon Investor Relations at 2015 Staples Mill Road, Richmond, VA 23230.

PARTICIPANTS IN SOLICITATION

Anthem, Trigon, their respective directors and executive officers, other members of their respective management and certain of their respective employees may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information concerning Anthem's participants in the solicitation of proxies and their direct and indirect interests, by security holdings or otherwise, is set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof. Information concerning Trigon's participants in the solicitation and their direct and indirect interests, by security holdings or otherwise, is set forth in Trigon's Current Report on Form 8-K, which was filed with the SEC on April 29, 2002. Additional information regarding the interests of Anthem's and Trigon's directors and executive officers in the proposed merger are set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof that was first mailed to Anthem and Trigon shareholders on or about June 12, 2002.